UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number 333-250990

SAWAI GROUP HOLDINGS Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAWAI GROUP HOLDINGS Co., Ltd.

By:	/s/ Yoshiki Sakurai
Name:	Yoshiki Sakurai
Title:	Executive Officer, Group Chief Financial Officer and General Manager of Group Financial Department

Date: May 11, 2021

Financial Summary for the Fiscal Year Ended March 31, 2021

(IFRS)

May 11, 2021

Company Name:    Sawai Group Holdings Co., Ltd. (Former Sawai Pharmaceutical Co., Ltd.)

Stock Code Number (Japan):    4887

Listed Stock Exchange:    Tokyo Stock Exchange

URL:    https://www.sawaigroup.holdings

Representative:    Kazuhiko Sueyoshi, President and Representative Director

Contact Person:    Yoshiki Sakurai, Executive officer and Group Chief Financial Officer      Tel: +81-6-6105-5818

Filing Date of Annual Security Report:    June 29, 2021

Scheduled Date of Dividends Payment commencement:    June 29, 2021

Supplemental Materials for the financial results:    Yes

IR Conference on the financial Results:    Scheduled (for institutional investors and analysts)

(Amount are rounded to the nearest million yen)

1. Financial Highlights for the Fiscal Year Ended March 31, 2021 (April 1, 2020 to March 31, 2021)

(1） Consolidated Operating Results	(% of changes over the same period of the previous year)
Revenue	Operating profit	Profit before tax	Profit for the year	Profit attributable to owners of the Company
Million yen	％	Million yen	％	Million yen	％	Million yen	％	Million yen	％
For the Fiscal Year Ended March 31, 2021	187,219	2.6	18,888	(29.5)	18,460	(30.3)	10,851	(45.1)	12,340	(36.0)
For the Fiscal Year Ended March 31, 2020	182,537	(1.0)	26,793	3.9	26,497	3.2	19,777	0.3	19,279	(0.5)
Note: Comprehensive Income:	For the Fiscal Year Ended March 31,2021: ¥12,744 million <(23.3%)>	For the Fiscal Year Ended March 31,2020: ¥16,611 million <(32.5%>)

Basic earnings per share	Diluted earnings per share	Return on equity attributable to owners of the Company	Ratio of profit before income taxes to total assets	Ratio of operating profit to revenue
Yen	Yen	％	％	％
For the Fiscal Year Ended March 31, 2021	281.80	281.51	5.8	4.7	10.1
For the Fiscal Year Ended March 31, 2020	440.37	440.00	9.4	7.0	14.7

(2) Consolidated Financial Position

	Total assets	Total equity	Equity attributable to owners of the Company	Ratio of equity attributable to owners of the Company to total assets	Equity attributable to owners of the Company per share
	Million yen	Million yen	Million yen	％	Yen
As of March 31, 2021	393,341	240,750	218,278	55.5	4,894.51
As of March 31, 2020	384,814	233,686	210,000	54.6	4,796.40

(3) Consolidated Cash Flows

	Net cash from operating activities	Net cash used in investing activities	Net cash used in financing activities	Cach and cash equivalents at the end of the year
	Million yen	Million yen	Million yen	Million yen
For the Fiscal Year Ended March 31, 2021	31,857	(21,794)	(11,991)	54,269
For the Fiscal Year Ended March 31, 2020	30,256	(18,173)	(12,747)	56,082

2. Cash Dividends

	Dividends per share					Total dividends	Dividend pay-out ratio	Ratio of dividends to net assets (Consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
For the Fiscal Year Ended March 31, 2020	－	65.00	－	65.00	130.00	5,692	29.5	2.8
For the Fiscal Year Ending March 31, 2021	－	65.00	－	65.00	130.00	5,693	46.1	2.7

Additional Information

(1) Material changes in subsidiaries during this period: N/A

(2) Changes in accounting policies and accounting estimates
(i) Changes in accounting policies required by IFRS: N/A
(ii) Changes in accounting policies other than (i): N/A
(iii) Changes in accounting estimates: N/A

(3) Number of shares issued and outstanding (common stock)

(i) Number of shares issued and outstanding (including treasury stock) at year end:

March 31, 2021: 43,791,339 shares

March 31, 2020: 44,082,388 shares
(ii) Number of treasury stock at year end:

March 31, 2021: N/A

March 31, 2020: 299,649 shares
(iii) Average number of outstanding shares (for the fiscal year ended March 31):

March 31, 2021: 43,788,831 shares,

March 31, 2020: 43,781,010 shares

This financial summary is not subject to audit by certified public accountants or audit firms.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

The year-end earnings conference for institutional investors and analysts is scheduled on May 13, 2021. Presentation and related materials of the conference will be promptly posted on our website.

Attachment Index

1．	Financial Highlights for the Year Ended March 31, 2021	2
	(1) Operating Results	2
	(2) Financial Position	5
	(3) Cash Flow	5
2．	Basic Approach to the Selection of Accounting Standards	6
3．	Consolidated Financial Statements and Selected Notes	6
	(1) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
	(2) Consolidated Statements of Financial Position	8
	(3) Consolidated Statements of Changes in Equity	10
	(4) Consolidated Statements of Cash Flows	11
	(5) Selected Notes to Consolidated Financial Statements	12
	(Significant Uncertainty Regarding Going Concern Assumption）	12
	(Basis of Preparation）	13
	(Changes in Presentation）	13
	(Significant Accounting Policies）	13
	(Impairment of Intangible Asset）	13
	(Segment Information）	14
	(Earnings Per Share）	15
	(Events after Reporting Period）	15

1．Financial Highlights for the Year Ended March 31, 2021

(1) Operating Results

Sawai Pharmaceutical Co., Ltd. (the “Company”) and subsidiaries (collectively, “Sawai”) has adopted International Financial Reporting Standards (“IFRSs”) since the year ended March 31, 2018, in order to increase the international comparability of its financial information within the capital market.

During the year ended March 31, 2021, revenue increased to JPY 187,219 million (by 2.6%), operating profit decreased to JPY 18,888 million (by 29.5%), profit before tax decreased to JPY18,460 million (by 30.3%), and profit attributable to owners of the Company decreased to JPY12,340 million (by 36.0%), compared to the year ended March 31, 2020

(Millions of yen, except percentages)
	Year ended March 31, 2020	Year ended March 31, 2021	Change	Change (%)
Revenue	182,537	187,219	4,682	2.6
Operating profit	26,793	18,888	(7,905)	(29.5)
Profit before tax	26,497	18,460	(8,037)	(30.3)
Profit attributable to owners of the Company	19,279	12,340	(6,939)	(36.0)

(i) Japan Business Segment

In the Japan Business segment, the Cabinet approved the “Basic Policy for Economic and Fiscal Management and Reform 2017: Improving Productivity Through Investment in Human Resources,” in June 2017, which seeks to realize the 80% use of generic drugs by September 2020. To achieve this goal, the Cabinet approved the “Basic Policy on Economic and Fiscal Management and Reform 2019 - A New Era of Reiwa: Challenges toward Society 5.0” (Basic Policy 2019) in June 2019, which states that: “With regard to the promotion of the use of generic drugs, while ensuring stable supply and greater reliability of quality, the government will continue to strive to realize the 80 percent use of generic drugs by September 2020, strengthening incentives.” Moreover, to promote the use of generic drugs, the April 2020 revisions introduced measures to further incentivize pharmacies and medical institutions to dispense or prescribe a higher percentage of drugs using the generic names of the active ingredients (as opposed to original drugs which are often called by their brand names). As a result, the share of generic drugs was expanded to as much as 78.3% in September 2020, according to the (preliminary) price list survey conducted by the Japanese government.

However, Sawai has experienced downward pressure on prices at an accelerated rate. This is attributable to the consecutive revisions to the drug pricing list; a one-off decrease in October 2019 associated with an increase in the Japanese consumption tax rate, followed by the scheduled annual revision, which took place in April 2020. Further, the fiscal 2021 price list, which was announced in March 2021 and would take effect from April 2021, also had a downside effect on pricing.

Within this environment, under our mid-term management plan titled “M1 TRUST 2021” (or “Mid-Term Management Plan”), we are working to achieve our mid- to long-term vision of “establishing a dominant position in the domestic generic drugs market, and transform into a world-leading generics company by accelerating growth of Upsher-Smith Laboratories, LLC (‘USL’),” by building “an intra-industry network with a view towards forming more strategic alliances” and “a structure capable of responding to changes in the industry and that strengthens cost competitiveness.”

In terms of production and supply systems, we closed the Osaka Factory due to aging in September 2020, transferring its packaging processes to the Sanda Nishi Factory to achieve higher efficiency and lower costs, and are improving production efficiency by taking advantage of the characteristics of each of our six factories nationwide.

In terms of quality control, although there has been serious Good Manufacturing Practice (GMP) violation by certain companies in the generic drug industry, we have minimized quality-related risks by taking measures such as ensuring the quality of Active Pharmaceutical Ingredients (APIs) in compliance with GMP, implementing a quality control system through ongoing confirmation of GMP compliance at manufacturing facilities, and adopting manufacturing and quality control measures based on the Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme (PIC/S-GMP), a non-binding, informal co-operative arrangement between Regulatory Authorities in the field of GMP of medicinal products for human or veterinary use.

As to product development and marketing, we launched 14 generic drugs with 29 strengths including “Memantine Hydrochloride tablets and OD tablets,” in June 2020, and 2 generic drugs with 10 strengths including “Pregabalin OD tablets and capsules,” in December 2020.

As a new business development, we entered into a licensing agreement with Neugen Pharma, Inc. for the joint development and sale of WN1316, an active compound in the treatment of amyotrophic lateral sclerosis (“ALS”) in June 2020. In September 2020, we also agreed to invest in Susmed Corporation, a therapeutics software application developer. Through our collaboration with them, we intend to become even more “indispensable” by providing IT-based solutions that contribute to people’s health in a multifaceted way.

For our COVID-19 countermeasures, we established a Crisis Management Office based on the Rules on Crisis Management and the Disaster BCP in February 2020, and have taken steps to prevent infection by strengthening internal office ventilation and disinfection, and by ensuring that employees perform hand hygiene, wear masks, and undertake temperature screenings. We also have mandated web-based meetings, and revised internal rules regarding long-distance business trips at the same time changed work policies to accommodate flex-time, staggered work hours, and work-from-home, while continuing to operate each plant in Japan and striving to ensure a stable supply of products. Under the Government of Japan’s state of emergency declaration, our medical representatives (MR) have refrained from visiting medical institutions and shifted to utilize digital technology to provide services. If the pandemic’s impact is prolonged, among other things, it is expected to impact the supply of pharmaceuticals such as the stagnation of raw material imports and logistics, the demand of pharmaceuticals due to the restraints on patient consultation, and the provision of information about pharmaceuticals. As a pharmaceutical manufacturer and seller, we continue to adopt measures that prevent infections and that maintain a stable supply of pharmaceuticals that are essential for people’s lives and health.

As a result, the segment reported net sales of JPY 153,584 million (6.6% increase compared to the previous year) and segment profit of JPY 26,284 million (7.7% increase compared to the previous year).

(ii) U.S. Business Segment

In the U.S. Business segment, to accelerate our growth strategy, we have entered the U.S. market via USL, which celebrated its 100th anniversary in 2019. We are working to implement a new growth strategy for USL with Sumitomo Corporation of the Americas, a U.S. subsidiary of Sumitomo Corporation, which owns a 20% interest in USL. For the medium-term, to achieve our medium- to long-term vision, we have positioned these last three years as a period “to accelerate becoming a globalized company through USL,” and the Company and USL have made collaboration a priority in order to leverage both our strengths.

In the U.S. generic drug market, generic drug prices constantly declined, although there are some signs of recovery observed recently. It is mainly because the three major purchasing groups hold approximately 90% market share as a result of formation of alliances amongst wholesalers and pharmacies and because of the high number of approvals for Abbreviated New Drug Applications (ANDA) by the U.S. Food and Drug Administration (FDA).

In the meantime, we have been facing increased competition, which includes an introduction of generics to our core branded product Qudexy. In addition, the sales of Tosymra, which was acquired in 2019, have been slow due to the negative impact of COVID-19. As a result, Sawai recognized an impairment loss of related intangibles in the amount of approximately JPY 5.6 billion during the year ended March 31, 2021.

Within this environment, we expanded our product offering by launching three generic drugs, “Ethacrynic Acid Tablets,” “Propafenone Hydrochloride Extended Release Capsules” and “Ramelteon Tablets,” in June, July and December 2020, respectively. As for branded pharmaceutical products, in August 2020, we entered into a partnership agreement with AmbioPharm, Inc. to develop and market “Corticotropin Injection” in the United States.

Further, due to the COVID-19 outbreak, various states have issued stay-at-home orders, but because USL’s business of pharmaceutical manufacturing was designated as one of the most critical sectors, we were able to continue our operations. In early March 2020, USL established a cross-departmental response team (COVID-19 Response Team) to gather a wide-range of information and develop countermeasures. With the exception of certain employees who are essential for on-site operations such as those in manufacturing and R&D departments, USL transitioned to telework, implemented measures to prevent the spread of infection among employees, introduced other human resource measures, and switched to technology-based sales activities. Although the outbreak has discouraged patients from seeking medical assistance and restricted business activities, USL continues to adopt measures that prevent infection and that maintain a stable supply system for the pharmaceutical products that are essential for maintaining people’s life and health.

As a result, the segment reported net sales of JPY 33,635 million (12.4% decrease compared to the previous year) and segment loss of JPY 7,396 million (segment profit of JPY 2,388 million for the previous year).

(2) Financial Position

Assets

As of March 31, 2021, current assets amounted to JPY 205,674 million, an increase of JPY 14,310 million from March 31, 2020, primarily because of an increase in trade and other receivables resulted from the growth of revenue. Non-current assets as of March 31, 2021 was JPY 187,667 million, a decrease of JPY 5,783 million from March 31, 2020, mainly because of an impairment of the intangible assets related to Tosymra in the U.S. Business segment. Total assets as of March 31, 2021 was JPY 393,341 million, an increase of JPY 8,527 million compared to the balance as of March 31, 2020.

Liabilities

As of March 31, 2021, current liabilities amounted to JPY 80,452 million, a decrease of JPY 2,263 million from March 31, 2020, primarily due to redemption of bonds. Non-current liabilities as of March 31, 2021 was JPY 72,139 million, an increase of JPY 3,726 million from March 31, 2020, primarily because of increase in borrowings. Total liabilities as of March 31, 2021 was JPY 152,591 million, an increase of JPY 1,463 million compared to the balance as of March 31, 2020.

Equity

Total equity as of March 31, 2021 was JPY 240,750 million, an increase of JPY 7,064 million compared to the balance as of March 31, 2020, primarily because of net profit for the year ended March 31, 2021, offset by dividend payments and unfavorable exchange effects. As a result, ratio of equity attributable to owners of the Company to total assets became 55.5% (54.6% as of March 31, 2020).

(3) Cash Flow

Cash and cash equivalents as of March 31, 2021 decreased by JPY 1,813 million to JPY 54,269 million, compared to the balance as of March 31, 2020.

The results of cash flow for each activity are as follows:

Cash flows generated from operating activities was JPY 31,857 million for the year ended March 31, 2021 (increase of JPY 1,601 million compared to the previous year) which mainly consists of profit before tax (JPY18,460 million), depreciation and amortization (JPY 18,291 million), impairment loss (JPY 6,502 million), increase in trade and other receivables (JPY 9,125 million), increase in inventories (JPY 3,481 million), and income taxes paid (JPY 7,053 million).

Cash flows used in investing activities was JPY 21,794 million for the year ended March 31, 2021 (increase of JPY3,621 million compared to the previous year) which mainly consists of acquisition of property, plant and equipment (JPY 12,999 million) and acquisition of intangible assets (JPY 8,125 million).

Cash flows used in financing activities was JPY 11,991 million for the year ended March 31, 2021 (decrease of JPY 756 million compared to the previous year) which mainly consists of proceeds from borrowings (JPY 10,000 million), redemption of bonds (JPY 10,000 million), payments of dividend (JPY 5,692 million) and repayments of long-term borrowings (JPY 4,464 million).

2.	Basic Approach to the Selection of Accounting Standards

Sawai has adopted IFRSs since the year ended March 31, 2018, in order to increase the international comparability of its financial information within the capital market.

3．Consolidated Financial Statements and Selected Notes

(1) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

（Consolidated Statements of Income）

	Yen in millions (except per share data) Year ended March 31,
	2020	2021
Revenue	182,537	187,219
Cost of sales	(109,037)	(114,785)
Gross profit	73,500	72,434
Selling, general and administrative expenses	(33,375)	(39,937)
Research and development expenses	(13,487)	(13,883)
Other income	238	325
Other expenses	(83)	(51)
Operating profit	26,793	18,888
Finance income	295	138
Finance expenses	(591)	(566)
Profit before tax	26,497	18,460
Income tax expenses	(6,720)	(7,609)
Profit for the year	19,777	10,851
Profit attributable to:
Owners of the Company	19,279	12,340
Non-controlling interests	498	(1,489)
Total	19,777	10,851
Earnings per share (Yen)
Basic earnings per share	440.37	281.80
Diluted earnings per share	440.00	281.51

(Consolidated Statements of Comprehensive Income)

	Yen in millions Year ended March 31,
	2020	2021
Profit for the year	19,777	10,851
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(728)	130
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	(2,438)	1,763
Other comprehensive income (loss) for the year, net of tax	(3,166)	1,893
Total comprehensive income for the year	16,611	12,744
Total comprehensive income attributable to:
Owners of the Company	16,583	13,923
Non-controlling interests	28	(1,179)
Total	16,611	12,744

(2) Consolidated Statements of Financial Position

	Yen in millions March 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	56,082	54,269
Trade and other receivables	58,685	70,107
Inventories	75,460	79,120
Other financial assets	141	143
Other current assets	996	2,035
Total current assets	191,364	205,674
Non-current assets
Property, plant and equipment	81,013	84,708
Goodwill	38,636	39,304
Intangible assets	61,669	54,472
Other financial assets	5,914	6,409
Other non-current assets	705	1,008
Deferred tax assets	5,513	1,766
Total non-current assets	193,450	187,667
Total assets	384,814	393,341

	Yen in millions March 31,
	2020	2021
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	44,038	50,402
Bonds and borrowings	14,456	3,834
Income taxes payable	4,318	3,355
Refund liabilities	7,989	7,541
Provisions	92	388
Other financial liabilities	5,003	6,443
Other current liabilities	6,819	8,489
Total current liabilities	82,715	80,452
Non-current liabilities
Bonds and borrowings	60,567	66,741
Provisions	113	712
Other financial liabilities	5,800	2,770
Other non-current liabilities	1,872	1,858
Deferred tax liabilities	61	58
Total non-current liabilities	68,413	72,139
Total liabilities	151,128	152,591
Equity
Share capital	41,199	41,219
Capital surplus	42,863	42,453
Retained earnings	126,719	132,429
Treasury shares	(1,385)	-
Other component of equity	604	2,177
Equity attributable to owners of the Company	210,000	218,278
Non-controlling interests	23,686	22,472
Total equity	233,686	240,750
Total liabilities and equity	384,814	393,341

Sawai has corrected an immaterial error of comparative information, see (5) Selected Notes to Consolidated Financial Statements.

(3) Consolidated statements of Changes in Equity

Year ended March 31, 2020

Yen in millions
	Equity attributable to owners of the Company						Non-controlling interests	Total equity
	Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2019, as previously reported	41,184	42,849	113,342	(1,385)	3,259	199,250	23,954	223,204
Adjustment on initial application of IFRS16, net of tax			8			8		8
Adjusted balances at April 1, 2019	41,184	42,849	113,350	(1,385)	3,259	199,257	23,954	223,211
Profit for the year			19,279			19,279	498	19,777
Other comprehensive income					(2,696)	(2,696)	(470)	(3,166)
Total comprehensive income	-	-	19,279	-	(2,696)	16,583	28	16,611
Issuance of new shares	15	14			(29)	0		0
Acquisition of treasury shares				(0)		(0)		(0)
Dividends			(5,910)			(5,910)	(296)	(6,206)
Share-based payments					70	70		70
Total transactions with owners	15	14	(5,910)	(0)	41	(5,840)	(296)	(6,136)
Balance at March 31, 2020	41,199	42,863	126,719	(1,385)	604	210,000	23,686	233,686

Year ended March 31, 2021

Yen (in millions)
	Equity attributable to owners of the Company						Non-controlling interests	Total equity
	Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2020	41,199	42,863	126,719	(1,385)	604	210,000	23,686	233,686
Profit for the year			12,340			12,340	(1,489)	10,851
Other comprehensive income					1,583	1,583	310	1,893
Total comprehensive income	-	-	12,340	-	1,583	13,923	(1,179)	12,744
Issuance of new shares	20	20			(40)	0		0
Cancellation of treasury shares		(430)	(955)	1,385		-		-
Dividends			(5,692)			(5,692)	(35)	(5,727)
Share-based payments					56	56		56
Other			17		(26)	(9)		(9)
Total transactions with owners	20	(410)	(6,630)	1,385	(10)	(5,645)	(35)	(5,680)
Balance at March 31, 2021	41,219	42,453	132,429	-	2,177	218,278	22,472	240,750

(4) Consolidated Statements of Cash Flows

	Yen in millions Year ended March 31,
	2020	2021
Cash flows from operating activities
Profit before tax	26,497	18,460
Depreciation and amortization	17,954	18,291
Impairment loss	1,467	6,502
Financial income	(295)	(140)
Financial expenses	582	566
Loss on sale and disposal of property, plant and equipment and intangible assets	218	588
Decrease (increase) in trade and other receivables	4,664	(9,125)
Increase in inventories	(12,208)	(3,481)
Increase in trade and other payables	239	5,165
Increase (decrease) in refund liabilities	26	(504)
Increase in provisions	-	988
Increase in other financial liabilities	115	45
Other	(975)	1,913
Subtotal	38,284	39,268
Interest received	173	13
Dividends received	138	132
Interest paid	(487)	(503)
Income taxes paid	(7,852)	(7,053)
Cash flows generated from operating activities	30,256	31,857
Cash flows from investing activities
Acquisition of property, plant and equipment	(5,501)	(12,999)
Acquisition of intangible assets	(12,672)	(8,125)
Other	(0)	(670)
Cash flows used in investing activities	(18,173)	(21,794)
Cash flows from financing activities
Proceeds from borrowings	-	10,000
Repayments of long-term borrowings	(4,802)	(4,464)
Redemption of bonds	-	(10,000)
Payments of lease liabilities	(1,715)	(1,747)
Dividends paid	(5,910)	(5,692)
Dividends paid to non-controlling interests	(296)	(35)
Others	(24)	(53)
Cash flows used in financing activities	(12,747)	(11,991)
Effect of exchange rate change on cash and cash equivalents	(321)	115
Net decrease in cash and cash equivalents	(985)	(1,813)
Cash and cash equivalents at beginning of year	57,067	56,082
Cash and cash equivalents at end of year	56,082	54,269

(5) Selected Notes to Consolidated Financial Statements

(Significant Uncertainty Regarding Going Concern Assumption）

Not applicable

(Basis of Preparation）

(1)   Compliance with International Financial Reporting Standards

Sawai’s consolidated financial statements have been prepared in accordance with IFRSs, as issued by the International Accounting Standards Board (“IASB”). The term IFRSs also includes International Accounting Standards (“IAS”) and the related interpretations of the interpretations committees (SIC and IFRIC).

(2)   Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis with some exceptions such as except for certain financial assets and liabilities recorded at fair value.

(3)   Functional and Presentation Currency

The consolidated financial statements are presented in Japanese yen (“Yen” or “JPY”), which is the Company’s functional currency. All amounts have been rounded to the nearest million Yen, unless otherwise indicated.

(4)   Immaterial adjustment of comparative information

During the year ended March 31, 2021, an immaterial error was found with respect to the classification of guarantee deposits in the amount of JPY 2,635 million that was as current liabilities instead of non-current liabilities. Sawai recorded a correction with respect to the comparative amounts as at March 31, 2020 thereby reducing non-current liabilities and increasing current liabilities by JPY 2,590 million.

(Significant Accounting Policies）

The consolidated financial statements have been prepared based on the same policies adopted for the year ended March 31, 2020, except for the following policies for financial instruments that were adopted as of April 1, 2020.

Financial assets which are not classified as financial assets measured at amortized cost are classified as at fair value through other comprehensive income (“FVTOCI”) at initial recognition if both of the following conditions are met:

➢The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and;

➢The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets which are not classified as financial assets measured at amortized cost nor FVTOCI are classified as financial assets measured at fair value through profit or loss. Sawai holds financial liabilities measured at fair value through profit or loss while does not hold financial liabilities classified as FVOCI as of March 31, 2021 and 2020. Gains and losses from remeasurement of financial instruments assets measured at fair value through profit or loss are recognized as profit or loss in the Consolidated Statements of Income.

In addition, as undermentioned in Changes in Presentation, provisions are separately presented in the Consolidated Statements of Financial Position from the current year due to an increase of provision. Sawai’s accounting policy of provisions are the follows:

Sawai recognizes provisions when Sawai has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligations. Sawai’s provisions consist primarily of provisions for drug product safety assessment.

(Changes in Presentation）

Provisions that were previously included in other current liabilities and other non-current liabilities are separately presented as at March 31, 2021 due to an increase of provision. The balance as of March 31, 2020 were reclassified to reflect this change in presentation. As a result, JPY 6,911 million of other current liabilities previously reported are now presented separately as provision (current liability) in the amount of JPY 92 million and other current liabilities in the amount of JPY 6,819 million, as well as JPY 1,985 million of other non-current liabilities previously reported are now presented separately as provision (non-current liability) in the amount of JPY 113 million and other non-current liabilities in the amount of JPY 1,872 million.

(Impairment of Intangible Asset)

The Group recognized an impairment loss of JPY 5,572 million on the manufacturing and marketing related licenses for Tosymra, a significant intangible asset held by the U.S. Business segment, in selling, general and administrative expenses in the Consolidated Statements of Income for the year ended March 31, 2021.

During the current year, the combined effect of COVID-19, which restricted our sales and marketing activities, and the entrance of competitor products, resulted in reduced profitability as compared to our initial plan. As a result, Sawai determined that the fair value of the assets would not exceed the book value.

(Segment Information）

Sawai’s operating segments are the components for which separate financial information is available, and the Board of Directors as the chief operating decision maker, regularly assesses the financial information in deciding how to allocate resources, measure performance and forecast future periods. Sawai manufactures and sells generic pharmaceutical products with operations in Japan and the United States, each requires differing marketing strategies. Accordingly, Sawai has designated two operating segments, Japan Business segment, and U.S. Business segment.

Year ended March 31, 2020

	Yen in millions
	Operating segment			Adjustments and elimination	Amount recorded in the consolidated statements of income
	Japan Business	U.S. Business	Total
Segment revenue
Revenue from external customers	144,130	38,407	182,537	-	182,537
Intersegment revenue or transfers	-	-	-	-	-
Total	144,130	38,407	182,537	-	182,537
Segment (operating) profit	24,401	2,388	26,789	4	26,793
Finance income					295
Finance expenses					(591)
Profit before tax					26,497

Depreciation and amortization	11,893	6,061	17,954	-	17,954
Impairment loss	1,043	424	1,467	-	1,467

Year ended March 31, 2021

	Yen in millions
	Operating segment			Adjustments and elimination	Amount recorded in the consolidated statements of income
	Japan Business	U.S. Business	Total
Segment revenue
Revenue from external customers	153,584	33,635	187,219	-	187,219
Intersegment revenue or transfers	-	-	-	-	-
Total	153,584	33,635	187,219	-	187,219
Segment (operating) profit (loss)	26,284	(7,396)	18,888	0	18,888
Finance income					138
Finance expenses					(566)
Profit before tax					18,460

Depreciation and amortization	11,866	6,425	18,291	-	18,291
Impairment loss	839	5,663	6,502	-	6,502

(Earnings Per Share)

	Year ended March 31,
	2020	2021
Profit attributable to owners of the Company (million Yen)	19,279	12,340

Weighted average number of ordinary shares outstanding during the year (thousand shares)	43,781	43,789

Average number of ordinary shares during the year (thousand shares)	43,781	43,789

Dilutive effect (thousand shares)	37	44

Weighted average number of ordinary shares outstanding during the year after dilutive effect (thousand shares)	43,818	43,833

Profit per share (attributable to the owners of the Company)
Basic earnings per share (Yen)	440.37	281.80
Diluted earnings per share (Yen)	440.00	281.51

There were 54 thousand and 85 thousand shares, such as stock options that are anti-dilutive, not included in the calculation of diluted earnings per share for the years ended March 31, 2020 and 2021, respectively.

(Events after Reporting Period）

On April 1, 2021, Sawai Group Holdings Co., Ltd. was established as a group holding company through a stock transfer. With the establishment of Sawai Group Holdings Co., Ltd., Sawai Pharmaceutical Co., Ltd., which became a wholly owned subsidiary of the holding company, were delisted, and instead Sawai Group Holdings Co., Ltd. was listed on the First Section of the Tokyo Stock Exchange as of April 1, 2021.

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